Exhibit 1.11
Software License and Services Agreement between Nimble Group, Inc. and Pure Vanilla eXchange, Inc.

SOFTWARE LICENSE AND SERVICES AGREEMENT

This Software License and Services Agreement (“Agreement”) is made as of January 10, 2006 (“Effective Date”) between Nimble Group, Inc., a Delaware corporation having its principal place of business at 14 E. 44th Street, New York, NY 10017 (“Nimble”), and Pure Vanilla Exchange, Inc. a Nevada corporation having its principal place of business at 14 E. 44th Street, New York, NY 10017 (“Licensee”)

This Agreement relates to the use by Licensee and its employees of Nimble’s software on computer hardware that is owned by or leased to Licensee, together with the related documentation. Such software will be used by Licensee and its employees to process prepaid, debit and stored value card transactions in connection with sales made to Customers (as hereinafter defined) in the Field of Use (as hereinafter defined). Pursuant to this Agreement, Nimble grants Licensee the right to use Nimble’s software and agrees to provided upgrades, and enhancements to and maintenance of such software, all on the terms and conditions contained in this Agreement. In consideration of the premises and promises in this Agreement, the parties agree as follows:

1.	DEFINITIONS

1.1.
“Customer” means an individual or entity that has acquired a Stored Value Card from, or who has had monetary value loaded on a Stored Value Card by, Licensee or a distributor authorized by Licensee to distribute or load value on Stored Value Cards.

1.2.
“Documentation” means any written manual, specifications, instructions or other documentation of any nature referring to or describing any of Nimble’s products or services that are furnished to Licensee or Users by Nimble pursuant to this Agreement.

1.3.
“Escrow Agent” means the entity agreed upon between the parties to serve as an escrow agent to hold and release Source code versions of the software components of the Product in accordance with the escrow agreement to be entered into between Nimble and Licensee pursuant to the provisions of Section 12.

1.4.
“Fees” shall mean all amounts paid to Licensee by customers, merchants, distributors and others that are paid for, or in connection with, the use of the Product by Licensee or Users to process Transactions using the Products, whether such payments are made by way of deduction from the proceeds of a Transaction, fees or charges for the processing of a Transaction, subscription fees or otherwise.

1.5.
“Field of Use” means transactions involving the sale of adult-oriented erotic materials, including without limitation motion pictures on film, CD, digital, tape or any other medium, books, magazines and other products of special interest to an adult audience.

1.6.
“Hardware” means the computer hardware and devices that are specified by Nimble as necessary for Users to use the Products, all as set forth on Exhibit A to this Agreement, as the same may be modified pursuant to the terms hereof.

1.7.
“Licensed Product” or “Product” means the computer programs, manuals and other information of any kind that are owned or licensed by Nimble for use in connection with the processing of transactions using Stored Value Cards and for related purposes, as more fully set forth on Exhibit B. “Licensed Product” and “Product” also include enhancements and modifications to (and modified and enhanced versions of) such computer programs, manuals and other information that are licensed to Licensee pursuant to the terms of this Agreement.

1.8.	“Object Code” means the machine readable version of software prepared for execution by a computer's central processing unit and not understandable to a programmer or operator without disassembly.

1.9.
“Software” means any computer program, and any update, enhancement, or portion thereof, which Nimble may from time to time throughout the term of this Agreement furnish to Licensee pursuant to this Agreement.

1.10.	“Source Code” means the human intelligible version of software, and the related instructions and compilers necessary for building that software into Object Code

1.11.
“Specifications” means Nimble’s standard published specifications with respect to the Products, as they may be modified from time to time by Nimble, in its sole discretion, and any other specifications which may be agreed to in writing between Nimble and Licensee. The current version of the Specifications is attached to this Agreement as Exhibit C.

1.12.	“Stored Value Card” means a PIN-protected stored-value card that has its useable value prepaid by a Customer and that is provided by Nimble or its authorized distributor to a Customer.

1.13.	“Transaction” means the use of a Stored Value Card by a Customer to purchase goods or services.

1.14.	“User” means an individual employee of Licensee whom Licensee permits to access or otherwise use the Product.

2.	LICENSED PRODUCT

2.1.	Nimble represents to Licensee that the Product conforms to the Specifications and will conform to any modified version of the Specifications in all material respects.

2.2.
Licensee will notify Nimble when it has obtained and made ready for use the Hardware and communications facilities necessary for it to use the Product. Nimble will deliver a copy of the Product (in a format to be agreed upon between Nimble and Licensee) to Licensee within five (5) business days of the date of that notice, and Licensee will install the Product on such Hardware promptly after it is delivered by Nimble. The Product will be deemed accepted by Licensee unless Licensee sends Nimble a notice (a “Licensee Notice”) within ten (10) business days from the date it receives the Product in the agreed-upon format from Nimble stating that the Product is not functioning in accordance with the Specifications in all material respects and setting forth in reasonable detail the respects in which it does not do so. In response to a Licensee Notice, Nimble will promptly use commercially reasonable efforts to correct the Product so that the Product functions in accordance with the Specifications in all material respects, and shall promptly (but in no event more than ten (10) business days from the date of the Licensee Notice) deliver a corrected version of the Product to Licensee. Licensee may send another Licensee Notice within five (5) days after receiving the corrected version of the Product. This process can continue until three (3) Licensee Notices have been sent. If three (3) Licensee Notices are sent, this Agreement will be deemed terminated (provided, however, that Nimble may dispute any Licensee Notice in an appropriate judicial proceeding). If at any time the Product (or any corrected version thereof) is delivered to Licensee and not timely objected to in a Licensee Notice, the Product will be deemed accepted. Notwithstanding any of the foregoing, the Product will be deemed accepted if it is used by Licensee or any User to process transactions of a Customer.

If Licensee requests any customization or other work by Nimble on the Product after acceptance, such work will be performed at Nimble’s then-current rates and charges.

3.	LICENSE

3.1.
NIMBLE grants Licensee a perpetual (subject to termination as provided in this Agreement), limited, non-exclusive, non-transferable (except in accordance with Section 13.3) license to allow Users to use the Product in Object Code form only, in accordance with the terms of this Agreement solely for the limited purpose of processing Transactions in the Field of Use.

3.2.
Licensee will ensure that the Product can be accessed or used only by authorized Users. Licensee will issue a password to each authorized User and will be responsible for maintaining the confidentiality of the User names and passwords. Licensee will keep a written record of the identity of its authorized Users. There shall be no limit on the number of Users that Licensee may authorize to use the Product. If the employment of a User with Licensee is terminated, Licensee shall deactivate the name and password of such User at the end of the last day of such User’s employment.

3.3.
Neither Licensee nor any User may (i) use, copy, modify, merge, install, distribute, sublicense, sell, lease, or transfer (except in accordance with Section 13.3) the Product or any part thereof except as expressly provided in this Agreement, (ii) reverse engineer, decompile, translate, disassemble or separate the components of the Product (including without limitation viewing or otherwise obtaining HTML or any other form of Source Code), or (iii) use the Product in any service bureau arrangement or otherwise for the benefit of any third party. Notwithstanding the foregoing, Licensee may copy the software programs and the related documentations in Object Code form only (iv) as necessary to efficiently utilize the software programs as authorized herein, (v) for backup and archival purposes and (vi) as otherwise allowed by applicable copyright laws. All copies of software programs and documentation shall contain Nimble's proprietary notices to the extent the same are included in the software programs and documentation originally delivered to Licensee.

3.4.
Licensee will be fully responsible for the compliance of Users with the terms of this Agreement, and any other separate agreement relating to the Product and for Licensee’s and all Users’ compliance with any applicable laws and regulations.

4.	SOFTWARE MAINTENANCE

4.1.
Nimble shall promptly notify Licensee of any defects or malfunctions in the Software of which it learns from any source. Nimble shall promptly correct any defects or malfunctions in the Software (and shall correct the related documentation) that it corrects and installs on versions of the product that it either (a) installs for use in providing services to its own customers or (b) provides to other licensees of the Product and shall provide Licensee with copies of such corrected versions, without additional charge. Nimble's obligation hereunder shall not affect any other liability which it may have to Licensee. The copies provided to Licensee pursuant to this Section 4.1 shall be provided subject to the terms of the license of the Product contained in this Agreement.

4.2.
During the term of this Agreement, Nimble shall provide to Licensee, without additional charge, copies of the Product revised to reflect any enhancements made by Nimble that are either (a) used by Nimble in processing transactions for its own customers or (b) generally released to other licensees of the Product, promptly after versions containing such enhancements are commercially used by Nimble or are generally released to other licensees of the Product. Such copies shall be subject to the terms of the license of the Product contained in this Agreement.

4.3.
During the term of this Agreement, Nimble shall provide to Licensee, without additional charge, all reasonably necessary telephone or written consultation requested by Licensee in connection with its use and operation of the Product or any problems therewith. Telephone consultation shall be requested and provided only during Nimble's normal business hours and Licensee shall pay all long distance telephone charges in connection therewith.

5.	INTELLECTUAL PROPERTY

5.1.
The Product, including, without limitation, any modifications, enhancements and updates, and any originals and copies thereof, in whole or in part, and all intellectual property rights therein (collectively, “Proprietary Information”), is owned by Nimble. The Proprietary Information contains valuable copyrighted and proprietary material of Nimble and is licensed, rather than sold, to Licensee and Users pursuant to this Agreement. Licensee and Users have no rights in the Proprietary Information other than the rights and licenses granted pursuant to this Agreement. Nimble may disclose additional information to Licensee and Users in the form of upgrades, documentation or other support during the Term, and all such additional information will also be deemed Proprietary Information.

5.2.
Licensee acknowledges that Nimble has acquired and/or is the owner of trademark rights in certain names and words that are used in connection with the Product, and may in the future acquire and/or own additional such rights (together, the “Marks”). Licensee will not, at any time or for any reason, challenge the validity of, or Nimble’s ownership of or rights to, any of the Marks, and Licensee waives any rights Licensee or any User may have at any time to do so. Licensee will not adopt or use any commercial symbol confusingly similar to any Mark. No license right to any Mark is granted hereunder.

5.3.
If a claim is made against Licensee that the Product infringes a third party’s intellectual property rights, Nimble will indemnify Licensee if Licensee (i) notifies Nimble promptly in writing and in any event so that Nimble suffers no material prejudice from any delay; (ii) gives Nimble sole control of the defense and any settlement negotiations; and (iii) gives Nimble the information, authority, and assistance it needs to defend against or settle the claim. If a claim is made or if Nimble believes that any part of the Product may violate someone else’s intellectual property rights, Nimble may choose to either modify the Product or obtain a license to allow for continued use, or if these alternatives are not commercially reasonable in Nimble’s judgment, Nimble may end the license for the Product and refund any license fees (and any unused, prepaid support fees Licensee may have paid) for the three (3) months before the notice of claim from Licensee or notice of discontinuance from Nimble. Nimble will not indemnify Licensee if Licensee has altered any part of the Product or if Licensee or any User has used a version of the Product which has been superseded, if the infringement claim could have been avoided by using an unaltered current version of the Product that Nimble has made available to Licensee. Furthermore, Nimble will not indemnify Licensee to the extent that an infringement claim is based upon the combination of the Product with any products or services not provided by Nimble. This Section 4.3 provides Licensee’s exclusive remedy for any infringement claims or damages.

6.	FEES AND PAYMENT

6.1.
In consideration of the license rights granted hereunder Licensee will pay Nimble (a) an initial license fee of $100,000, which fee shall be payable concurrently with the execution of this Agreement and (b) an amount equal to fifty percent (50%) of all Fees received by Licensee (the “Percentage Fee”).

6.2.
On or before the tenth (10th) day of each month, Licensee will pay Nimble the Percentage Fee based upon Fees received by Nimble during the preceding month. Licensee will also pay any sales, use, value-added or other taxes (other than on Nimble’s net income) imposed by applicable law which Nimble may be required to pay based on the license of the Product to Licensee, the use of the Product by Licensee, the technical support provided to Licensee or any other services or products delivered or provided to Licensee pursuant to this Agreement. All payments not received by their due date will be subject to a late charge from the due date equal to the lesser of 1.5% per month or the highest rate allowed by law.

7.	TERM; TERMINATION

7.1.	The term of this Agreement will begin on the Effective Date

7.2.	Unless ended earlier pursuant to the terms of this Agreement, this Agreement shall continue in perpetuity

7.3.
Nimble may terminate this Agreement immediately without further notice if Licensee materially breaches of any of its obligations hereunder, or if any User’s acts or omissions would be a breach of this Agreement if committed by Licensee, and such breach is not cured within 30 days after notice from Nimble. A breach includes, but is not limited to: (i) Licensee’s failure to pay any fee or other amount when due; (ii) Licensee’s refusal to provide a written certification or refusal to permit Nimble to conduct an audit as provided in Section 11; (iii) Licensee’s permitting use of the Product by a person other than an authorized User; (iv) Licensee’s using, copying or distributing the Product other than as expressly authorized by this Agreement; or (v) Licensee’s or any User’s failure to comply with any other obligation imposed by this Agreement or any related agreement.

7.4.
Upon expiration or termination of this Agreement for any reason, all of Licensee’s rights in and to the Product will terminate. Termination will not affect Licensee’s obligation to pay all fees due prior to termination, and termination will not relieve Licensee of any liability for breach of this Agreement. Within fifteen (15) days after termination or expiration of this Agreement, Licensee will certify in writing that all copies of the Product and Product documentation in whole or in part in any form have been destroyed or returned to Nimble. Except as expressly stated herein, all remedies are cumulative and there is be no obligation to exercise a particular remedy. The terms of Sections 1, 3.4, 5, 6, 7, 8, 9, 10 and 12 will survive expiration or termination of this Agreement.

7.5.
Provided Licensee notifies Nimble, Licensee may terminate this Agreement if the Licensed Product fails to perform according to the Specifications and Nimble does not cure such defect within sixty (60) days after receipt of such notice.

8.	WARRANTY DISCLAIMER; LIMITATION OF LIABILITY

8.1.
WHILE NIMBLE BELIEVES IT HAS USED COMMERCIALLY REASONABLE EFFORTS TO DEVELOP THE PRODUCT, NIMBLE DOES NOT GUARANTEE THAT THE PRODUCT WILL BE OR PERFORM ERROR-FREE OR UNINTERRUPTED. NIMBLE DISCLAIMS ALL WARRANTIES AND CONDITIONS, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

8.2.
Notwithstanding anything in this Agreement and regardless of the number or basis of any claim under which Licensee, any User or other party may be entitled to recover damages from Nimble, Nimble’s liability will be limited to the lesser of (a) $10,000, or (b) the aggregate fees paid by Licensee to Nimble in the most recent twelve (12) months. The parties acknowledge that the allocation of liability risk and other limitations in this Agreement are equitable. Furthermore, in no event will either party be liable to the other, any User or any other third party for any special, incidental, indirect, punitive, exemplary, or consequential damages (including, but not limited to, lost profits and injury to reputation) whatsoever, even if Nimble has been advised of the possibility of such damages.

9.	CONFIDENTIALITY

9.1.
“Confidential Information” means information belonging to or in the possession of a party (“Discloser”) which is of a confidential, proprietary, or trade secret nature that is furnished or disclosed to the other party (“Receiver”) in connection with this Agreement and is marked confidential or proprietary. Nimble’s Confidential Information includes the Proprietary Information. Licensee’s Confidential Information includes identities of Customers and their accounts and Transactions.

9.2.
Except to carry out the purposes of this Agreement, Receiver will keep secret and confidential and will not disclose, provide or otherwise make available to any person the Confidential Information. Receiver will use its best efforts, and will employ reasonable security measures (or, if more, measures used by Receiver to protect its own like Confidential Information), to prevent any unauthorized access, use or disclosure of the Confidential Information. Receiver acknowledges that Confidential Information is only being disclosed to Receiver based on a confidential relationship established under this Agreement. Receiver further acknowledges that the restrictions of this Agreement are necessary to protect the secrecy of the Confidential Information and to protect against the occurrence of irreparable injury or harm to Discloser.

9.3.
Notwithstanding the foregoing, Confidential Information will not include any information that (i) is already or later comes into the public domain; (ii) is communicated to Receiver by a third party not subject to any known confidentiality obligations with respect to the Confidential Information; (iii) is derived independently by Receiver; or (iv) is required to be disclosed pursuant to a valid subpoena or other order of a court or government agency, but in such latter event, Receiver will cooperate in good faith with discloser to limit the disclosure of the applicable Confidential Information.

10.	AUDIT

10.1.
At any time during the term of this Agreement, but no more than once per calendar quarter, Nimble may request that Licensee provide to Nimble, and certify the authenticity of, such information as Nimble may reasonably require with respect to Transactions processed using the Product and revenues received by Nimble with respect to such Transactions. Nimble will have the right, upon prior notice to Licensee, to audit Licensee’s records regarding the foregoing and to inspect all computers on which any portion of the Product was installed or from which it is accessible, to verify Licensee and all Users’ compliance with this Agreement. Nimble will pay for the audit unless it reveals that Licensee has materially breached its obligations hereunder or Licensee has underpaid any amounts due Nimble by more than five percent (5%), in which case Licensee will be responsible for the cost of the audit.

11.	SOFTWARE SOURCE CODE ESCROW

11.1.
Within ninety (90) days of the execution of this Agreement by both parties, the parties will designate and Escrow Agent and execute an escrow agreement that is mutually acceptable to the parties and the Escrow Agent, and that, in any event, incorporates the substance of the provisions contained in Sections 12.2 and 12.3.

11.2.
Nimble agrees that within sixty (60) days after the execution of the escrow agreement, source codes and programs, statements, and documentation corresponding to the software portion of the Product will be irrevocably deposited with the Escrow Agent. The nature and completeness of any deposited materials will at all times be subject to verification by Licensee. Nimble further agrees to maintain the aforementioned source programs, statements, and documentation current by irrevocably depositing with the Escrow Agent any modifications, improvements, enhancements, or replacement programs within thirty (30) days after they are made available to Licensee.

11.3.
In the event that Nimble ceases to carry on business on a regular basis, or fails or is otherwise unable to maintain the software portion of the Product for any reason whatsoever, or makes decisions that: (i) prevent Nimble from taking its continuing role in supporting such software as described in this Agreement, or (ii) cause Nimble to discontinue development of such software, the deposited materials will be delivered to Licensee by the Escrow Agent. Delivery of the deposited materials will be made to Licensee based on the mutually agreed upon terms of the escrow agreement. Once the deposited materials have been delivered to Licensee, the parties agree that Licensee will have the non-exclusive right to use the deposited materials so that Licensee may continue to use, maintain, modify and enhance such software and to use the software, as so maintained, modified and enhanced to process Transactions in the Field of Use for its Customers, subject to the continuing obligation of Licensee to pay royalties to Nimble as provided in this Agreement.

12.	MISCELLANEOUS

12.1.
Each party acknowledges (i) that its legal remedies (including the payment of damages) may not be sufficient in the event of any breach by the other of any provisions of this Agreement regarding the ownership, use, copying, distribution, confidentiality or nondisclosure of the first party’s Confidential Information, including the Product, and (ii) that it would suffer continuing and irreparable injury to its business as a direct result of such breach by the other party. Therefore, in the event of any such breach, the other party consents to entry of any injunctive relief necessary to prevent or cure such breach (including temporary and preliminary relief, and relief by order of specific performance), without posting of bond or other security or proof of irreparable harm.

12.2.
All disputes arising out of this Agreement or its performance shall be determined exclusively under the laws of the State of New York, without regard to its conflict-of-law provisions. If there is any legal proceeding arising out of this Agreement or its performance, the parties consent to the exclusive personal jurisdiction of the state and federal courts located in New York, New York for such proceedings.

12.3.
This Agreement shall not be assigned without the prior written consent of Nimble, which consent will not be unreasonably withheld. There are no intended third party beneficiaries of this Agreement (including Clients). This Agreement may not be amended or changed except in a writing signed by authorized representatives of the parties. Notwithstanding the foregoing, either party may assign this Agreement to a person or entity that acquires all or substantially all of its business or assets or in connection with a corporate reorganization, provided that in the case of an assignment by Licensee, (a) at the time of the assignment, Licensee is not in default of its obligations under this Agreement, (b) the assignee is not a competitor of Nimble (other than by reason of the assignee providing products and services to its customers in the Field of Use) and (c) the assignee agrees in writing to assume all of the obligations of Licensee under this Agreement.

12.4.
If any provision of this Agreement is held to be invalid, illegal or unenforceable, such provision shall be modified, or if not possible, severed, to reflect the fullest valid, legal and enforceable expression of the intent of the parties, and the remainder of this Agreement shall not be affected thereby.

12.5.
Any notice to a party under this Agreement will be in writing and may be sent by (a) registered or certified first class mail, postage prepaid, return receipt requested (b) by nationally recognized courier service, and (c) by facsimile, if confirmed by one of the other methods. Notices may also be made by personal delivery. Notices will be deemed delivered upon receipt. Addresses for notices will be those in the preamble of this Agreement. Notices to Nimble should be sent to the attention of it President; notices to Licensee should be sent to the attention of its President. Addresses and contact individuals may be changed by notice given in accordance with the provisions of this Section 12.5

12.6.
Except as provided in the next sentence, this Agreement (including the Exhibits hereto) are the entire agreement between the parties with respect to the subject matter therein and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. Except as provided in this Agreement with respect to the Specifications, this Agreement may only be amended in a written agreement executed by both parties. The provisions of this Agreement may only be waived in writing, and a waiver in any one instance shall not be considered to be a waiver in any other instance.

[Remainder of Page Intentionally Left Blank. Signature Page Follows]

In witness whereof, the authorized representatives of the parties have signed this Software License and Services Agreement as of the Effective Date.

Nimble Group, Inc.

By: /s/ Steven Yevoli
Print Name: Steven Yevoli
Title: President and Chief Executive Officer

Pure Vanilla Exchange, Inc.

By: /s/ Florian Schuhbauer
Print Name: Florian Schuhbauer
Title: Director